# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blue Laser Fusion, Inc., CIK 0001938570
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6950 Hollister Avenue, Goleta, California (CA), 93117
Date of event which requires filing of this statement: 09/04/2026
Filed by CIK 0001412382
Persons authorized to receive notices and communications: Paul Rudy, C/O 6950 Hollister Avenue, Goleta, California (CA), 93117, 650-906-0323

## Reporting persons
- Paul Rudy (CIK 0001412382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 486,671; shared voting power 0; sole dispositive power 486,671; shared dispositive power 0; aggregate amount beneficially owned 486,671 (6.16% of the class)
  Comment: Note to Rows 7 and 9: Inclusive of 44,710 shares the Reporting Person may acquire within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Blue Laser Fusion, Inc.
Address of issuer's principal executive offices: 6950 Hollister Avenue, Goleta, California (CA), 93117

## Item 2. Identity and Background
Name of person filing: Paul Rudy (the "Reporting Person")
Residence or business address: The business address of the Reporting Person is 6950 Hollister Avenue, Goleta, CA 93117
Present principal occupation or employment: The Reporting Person is the Vice President of Business and a Director of the Issuer.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of common stock, par value $0.0001 per share ("Common Stock"), of the Issuer to which this Schedule 13D relates were acquired by the Reporting Person in exchange for 450,000 shares of common stock of Blue Laser Subsidiary Inc. (f/k/a Blue Laser Fusion Inc., "Pre-Merger BLF") in connection with the merger of Blue Laser Fusion Acquisition Co., a subsidiary of the Issuer, with and into Pre-Merger BLF (the "Merger") pursuant to the Agreement and Plan of Merger, dated September 4, 2026. Also in connection with the Merger, the Reporting Person received an option to purchase 189,410 shares of Common Stock (the "Post-Closing Option") in exchange for an option to acquire 300,000 shares of common stock of Pre-Merger BLF. Under the Post-Closing Option, the Reporting Person has the right to acquire 44,710 shares of Common Stock within 60 days.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Common Stock to which this Schedule 13D relates in connection with the Merger. The information contained in Item 3 of this Schedule 13D is incorporated hereunder by reference. The Reporting Person serves as the Vice President of Business and a Director of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-Up Agreement described in Item 6 of this Schedule 13D, the Reporting Person may, from time to time, purchase or sell securities of the Issuer as appropriate for his personal circumstances. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 486,671, including 44,710 shares that the Reporting Person may acquire within 60 days. 6.16%
Number of shares as to which each person has sole or shared power to vote or dispose: 486,671.
Transactions in the class effected during the past sixty days: There have been no other transactions in shares of Common Stock effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this Schedule 13D relates.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of this Schedule 13D is incorporated hereunder by reference.

Lock-Up Agreement:

At the closing of the Merger, the Reporting Person (in addition to certain other officers and directors of the Issuer following the Merger, as well as certain other affiliates and non-affiliate stockholders of Pre-Merger BLF) entered into a lock-up agreement with the Issuer (the "Lock-Up Agreement") for a term ending, in the case of the Reporting Person, 18 months after the Common Stock begins to trade on an approved market, whereby he has agreed to certain restrictions on the sale or disposition (including pledge) of all of the Common Stock held by (or issuable to) him (other than any equity awards granted by the Issuer after the closing of the Merger or shares of Common Stock underlying such equity awards).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger and Reorganization, dated as of September 4, 2026, among the Issuer, Blue Laser Acquisition Co., and Blue Laser Fusion Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 4, 2026).

99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K as filed with the SEC on September 4, 2026).

## Signatures
- Paul Rudy: /s/ Paul Rudy, Paul Rudy (09/09/2026)